United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934




                          For the month of January 2002


                                  ICICI Limited
                 (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


             Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                      --            --


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange

                                  Act of 1934.

                               Yes        No. X
                                   --         --


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.

                               INDEX TO EXHIBITS



Item
----


1.  Press announcement by ICICI Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   January 14, 2002

                                    ICICI Ltd.



                                    By:     /s/Jyotin Mehta
                                            ---------------
                                    Name:   Jyotin Mehta
                                    Title:  General Manager & Company Secretary

                                                                          Item 1
ICICI Limited

Moody's Upgrades ICICI's Rating above India's Rating

The international credit rating agency Moody's Investor Service has announced an upgrade of the long-term foreign currency rating of ICICI Limited (NYSE: IC) from Ba2, the sovereign rating for India, to Ba1, i.e., one notch above the sovereign rating.

ICICI was the only Indian company and one of only two Asian banks / financial institutions to be considered for a rating upgrade beyond the country ceiling by Moody's. Consequent to this upgrade, ICICI has become the only Indian company to be assigned an international credit rating higher than the sovereign rating. ICICI is the first bank / financial institution in Asia and the second Asian company to be upgraded beyond the country ceiling by Moody's.

Said Mr. K.V. Kamath, Managing Director and CEO of ICICI Limited, "We are delighted with the rating upgrade. We believe that the rating action is an affirmation of ICICI's inherent financial strength and focussed business strategy."

Moody's also added that the proposed merger between ICICI Limited and ICICI Bank (NYSE: IBN) would lead to an improvement in the credit risk profile of the merged entity by speeding up the process of business diversification.

About ICICI

ICICI is a diversified financial services provider, which along with its various subsidiaries and affiliates, offers a range of products and services to its corporate and retail customers, and operates as a virtual "universal bank". At September 30, 2001, ICICI had total assets of Rs. 74,371 crore and shareholders' equity of Rs. 8,777 crore. ICICI's shares are listed on the Stock Exchanges at Mumbai, Kolkata, New Delhi, Chennai, Vadodara, Mangalore, Bangalore and on the National Stock Exchange. ICICI's American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

About ICICI Bank

ICICI Bank is a leading technology-oriented private sector bank with assets of Rs. 20,809 crore and shareholders' equity of Rs. 1,444 crore at September 30, 2001. At September 30, 2001, the Bank had a network of 396 branches and extension counters, and India's largest ATM network with 601 ATMs. ICICI Bank's shares are listed on the Stock Exchanges at Mumbai, Kolkata, New Delhi, Chennai, Vadodara and on the National Stock Exchange. ICICI Bank's ADRs are listed on the New York Stock Exchange.

Subsequent to the proposed merger of ICICI with ICICI Bank, which is subject to various approvals, the merged entity will be the second-largest bank in India.

For further press queries, contact:

Madhvendra Das at 91-22-653 6124 or email at das@icici.com
                                             -------------

This press release contains forward-looking statements based on the current beliefs and expectations of ICICI Limited's and ICICI Bank's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the ability to obtain RBI, governmental and other approvals for the merger on the proposed terms and schedule; the failure of ICICI Limited and ICICI Bank shareholders to approve the merger or the failure of the High Courts of Mumbai or Gujarat to approve the Scheme of Amalgamation. These uncertainties may have an adverse effect on the price of ICICI's and ICICI Bank's equity shares and ADS. Additional factors that could cause ICICI Limited's and ICICI Bank's results to differ materially from those described in the forward-looking statements can be found in the 2001 Annual Reports on Form 20-F of ICICI Limited and ICICI Bank and the Information Statement provided to shareholders and ADR holders of ICICI Limited and ICICI Bank Limited, filed with the Securities and Exchange Commission.

ICICI Limited's and ICICI Bank's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services or from the website maintained by the SEC at www.sec.gov.

Rs. 1 crore = Rs. 10.0 million

January 14, 2002

END